 Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash	$23,177	$85,781
Accounts receivable	422,728	352,142
Inventory	56,727	48,992
Total current assets	502,632	486,915
Non-current assets:
Deferred tax assets	4,127	2,235
Property, plant and equipment	2,180,528	2,159,212
Intangibles	6,801	9,470
Right-of-use assets	61,189	56,817
Finance lease receivables	3,865	4,474
Investments and other assets	6,751	7,567
Total non-current assets	2,263,261	2,239,775
Total assets	$2,765,893	$2,726,690

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$317,788	$280,652
Income taxes payable	1,475	1,670
Current portion of lease obligations	19,519	17,778
Total current liabilities	338,782	300,100

Non-current liabilities:
Share-based compensation (Note 7)	11,388	13,780
Provisions and other	6,965	6,704
Lease obligations	51,009	47,169
Long-term debt (Note 5)	629,116	679,291
Deferred tax liabilities	116,127	90,763
Total non-current liabilities	814,605	837,707
Total liabilities	1,153,387	1,137,807
Equity:
Shareholders’ capital (Note 8)	2,174,599	2,238,766
Contributed surplus	81,092	79,270
Accumulated other comprehensive income	189,696	165,020
Deficit	(838,090)	(898,992)
Total equity attributable to shareholders	1,607,297	1,584,064
Non-controlling interest	5,209	4,819
Total equity	1,612,506	1,588,883
Total liabilities and equity	$2,765,893	$2,726,690

See accompanying notes to condensed interim consolidated financial statements.

1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2026	2025	2026	2025
Revenue (Note 3)	$531,652	$462,250	$1,510,503	$1,365,196
Expenses:
Operating	375,692	313,827	1,065,344	916,640
General and administrative	30,844	30,791	99,041	85,327
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	125,116	117,632	346,118	363,229
Depreciation and amortization	82,586	79,487	249,594	229,381
Gain on asset disposals	(2,950)	(3,454)	(5,130)	(12,751)
Foreign exchange	246	717	1,031	(533)
Finance charges (Note 6)	12,433	13,751	37,090	44,368
(Gain) loss on investments and other assets	120	(94)	650	1,531
Earnings before income taxes	32,681	27,225	62,883	101,233
Income taxes:
Current	894	1,133	2,292	3,307
Deferred	10,501	32,564	22,353	52,964
	11,395	33,697	24,645	56,271
Net earnings (loss)	$21,286	$(6,472)	$38,238	$44,962
Attributable to:
Shareholders of Precision Drilling Corporation	$20,917	$(6,761)	$37,098	$44,017
Non-controlling interest	$369	$289	$1,140	$945
Net earnings (loss) per share attributable to share-holders of Precision Drilling Corporation (Note 9):
Basic	$1.65	$(0.51)	$2.89	$3.28
Diluted	$1.65	$(0.51)	$2.89	$3.09

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2026	2025	2026	2025
Net earnings (loss)	$21,286	$(6,472)	$38,238	$44,962
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	4,409	30,777	47,572	(49,327)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(2,138)	(14,715)	(22,896)	25,758
Comprehensive income	$23,557	$9,590	$62,914	$21,393
Attributable to:
Shareholders of Precision Drilling Corporation	$23,188	$9,301	$61,774	$20,448
Non-controlling interest	$369	$289	$1,140	$945

See accompanying notes to condensed interim consolidated financial statements.

2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2026	2025	2026	2025
Cash provided by (used in):
Operations:
Net earnings (loss)	$21,286	$(6,472)	$38,238	$44,962
Adjustments for:
Long-term compensation plans	4,579	5,608	16,379	11,998
Depreciation and amortization	82,586	79,487	249,594	229,381
Gain on asset disposals	(2,950)	(3,454)	(5,130)	(12,751)
Foreign exchange	(161)	1,380	726	(1,034)
Finance charges	12,433	13,751	37,090	44,368
Income taxes	11,395	33,697	24,645	56,271
Other	1	2	14	(19)
(Gain) loss on investments and other assets	120	(94)	650	1,531
Income taxes paid	(156)	(593)	(2,309)	(4,760)
Income taxes recovered	39	5	39	5
Interest paid	(21,898)	(26,987)	(46,525)	(60,245)
Interest received	720	211	1,528	966
Funds provided by operations	107,994	96,541	314,939	310,673
Changes in non-cash working capital balances	(37,181)	(20,672)	(35,403)	(23,890)
Cash provided by operations	70,813	75,869	279,536	286,783

Investments:
Purchase of property, plant and equipment	(82,482)	(69,326)	(223,846)	(182,064)
Proceeds on sale of property, plant and equipment	4,822	6,200	19,122	21,794
Proceeds from sale of investments and other assets	—	—	400	—
Purchase of investments and other assets	—	(10)	(698)	(21)
Receipt of finance lease payments	253	209	756	626
Changes in non-cash working capital balances	(1,332)	1,733	(3,936)	5,220
Cash used in investing activities	(78,739)	(61,194)	(208,202)	(154,445)

Financing:
Issuance of long-term debt	123,130	128,780	126,130	138,780
Repayment of long-term debt	(123,153)	(138,475)	(201,194)	(239,439)
Repurchase of share capital (Note 8)	(30,557)	(8,802)	(46,582)	(54,058)
Issuance of common shares from the exercise of options	—	208	195	208
Debt amendment fees	—	(697)	—	(697)
Distributions to non-controlling interest	(578)	(831)	(878)	(831)
Lease payments	(3,905)	(3,854)	(12,359)	(11,363)
Cash used in financing activities	(35,063)	(23,671)	(134,688)	(167,400)
Effect of exchange rate changes on cash	(126)	609	750	(398)
Decrease in cash	(43,115)	(8,387)	(62,604)	(35,460)
Cash, beginning of period	66,292	46,698	85,781	73,771
Cash, end of period	$23,177	$38,311	$23,177	$38,311

See accompanying notes to condensed interim consolidated financial statements.

3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2026	$2,238,766	$79,270	$165,020	$(898,992)	$1,584,064	$4,819	$1,588,883
Net earnings for the period	—	—	—	37,098	37,098	1,140	38,238
Other comprehensive income for the period	—	—	24,676	—	24,676	—	24,676
Share options exercised	279	(84)	—	—	195	—	195
Settlement of Executive Performance and Restricted Share Units (Note 8)	4,095	(4,095)	—	—	—	—	—
Distributions to Non-Controlling Interest	—	—	—	—	—	(750)	(750)
Share repurchases (Note 8)	(71,217)	—	—	23,804	(47,413)	—	(47,413)
Liability reversal for automated share purchase plan (Note 8)	10,000	—	—	—	10,000	—	10,000
Liability for automated share purchase plan (Note 8)	(8,000)	—	—	—	(8,000)	—	(8,000)
Redemption of non-management directors share units	676	(676)	—	—	—	—	—
Share-based compensation expense (Note 7)	—	6,677	—	—	6,677	—	6,677
Balance at September 30, 2026	$2,174,599	$81,092	$189,696	$(838,090)	$1,607,297	$5,209	$1,612,506

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2025	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999
Net earnings for the period	—	—	—	44,017	44,017	945	44,962
Other comprehensive income for the period	—	—	(23,569)	—	(23,569)	—	(23,569)
Share options exercised	299	(91)	—	—	208	—	208
Settlement of Executive Performance and Restricted Share Units	11,651	(2,790)	—	—	8,861	—	8,861
Distributions to Non-Controlling Interest	—	—	—	—	—	(831)	(831)
Share repurchases	(54,889)	—	—	—	(54,889)	—	(54,889)
Liability reversal for automated share purchase plan	10,000	—	—	—	10,000	—	10,000
Liability for automated share purchase plan	(5,000)	—	—	—	(5,000)	—	(5,000)
Redemption of non-management directors share units	606	(606)	—	—	—	—	—
Share-based compensation expense	—	5,521	—	—	5,521	—	5,521
Balance at September 30, 2025	$2,264,396	$79,591	$175,451	$(856,817)	$1,662,621	$4,641	$1,667,262

See accompanying notes to condensed interim consolidated financial statements.

4

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated annual financial statements of the Corporation as at and for the year ended December 31, 2025.

These condensed interim consolidated financial statements were prepared using accounting policies and application methods consistent with those used in the preparation of the Corporation’s consolidated annual financial statements for the year ended December 31, 2025, except as described in Note 2(c).

These condensed interim consolidated financial statements were approved by the Board of Directors on October 27, 2026.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated annual financial statements for the year ended December 31, 2025.

The impacts of geopolitical events, such as the imposed tariffs between Canada and the U.S., regional conflicts, especially in oil producing areas, can materially impact energy markets, interest and inflation rates, and supply chains, resulting in higher levels of volatility and uncertainty. Ongoing U.S. military operations involving Iran and the resulting conflict in the Middle East have impacted global oil supply and increased volatility in global oil prices. Management has, to the extent reasonable, incorporated known facts and circumstances into the estimates made, however, actual results could differ from those estimates and those differences could be material.

(c) Change in Accounting Policy

Effective January 1, 2026, the Corporation has prospectively adopted Amendments to the Classification and Measurement of Financial Instruments, as issued May 2024. The amendments relate to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments. The amendments clarify the timing of recognition and derecognition of financial assets and liabilities. The amendments require opening balances of financial assets, financial liabilities, and retained earnings be adjusted to recognize the effect of the initial application if retrospective application is not selected. The initial application did not result in a material impact to the financial statements. The Corporation has applied the election related to electronic payment systems.

(d) Accounting Standards and Amendments not yet Effective

IFRS 18 Presentation and Disclosure in Financial Statements will replace IAS 1 Presentation of Financial Statements and is effective for annual reporting periods beginning on or after January 1, 2027.

5

Precision has substantially completed its assessment of IFRS 18 and is finalizing the related implementation, processes and controls. IFRS 18 is expected to change the presentation and disclosure of the Corporation’s financial performance but is not expected to change the recognition or measurement of transactions or the Corporation’s net earnings.

Precision will classify all income and expenses into five categories in the consolidated statement of net earnings, namely the operating, investing, financing, discontinued operations and income tax categories. Precision expects to continue presenting operating expenses using a combination of function and nature. Where required under IFRS 18, additional disclosures will be provided in the notes to the financial statements for specified expenses by nature included within operating expense line items presented by function. Foreign exchange gains and losses will generally be classified in the same category as the income or expenses arising from the underlying items. Within the consolidated statement of net earnings, the newly defined subtotals of operating profit and profit before financing and income taxes will be presented. Net earnings are not expected to change.

IFRS 18 also amends the consolidated statement of cash flows. The Corporation expects to use operating profit as the starting point for presenting operating cash flows under the indirect method. Specific cash flows will be moved between the operating, investing and financing categories, as required under the new standard.

Certain financial statement captions within the consolidated statement of financial position and the notes to the financial statements will be further aggregated or disaggregated to reflect the requirements of IFRS 18 and labels of ‘other’ will be more accurately defined or balances will be disaggregated.

Precision expects some metrics to meet the definition of management-defined performance measures and, accordingly, to provide the required explanations and reconciliation in a single note to the financial statements.

The standard will be applied retrospectively and requires comparative information to be restated. The Corporation is finalizing the detailed presentation, comparative information and disclosures that will be included in its consolidated financial statements upon adoption.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended September 30, 2026	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$227,752	$80,785	$—	$(3,323)	$305,214
United States	184,711	—	—	—	184,711
International	41,727	—	—	—	41,727
	$454,190	$80,785	$—	$(3,323)	$531,652

Day rate/hourly services	$450,721	$80,785	$—	$(758)	$530,748
Shortfall payments/idle but contracted	364	—	—	—	364
Other	3,105	—	—	(2,565)	540
	$454,190	$80,785	$—	$(3,323)	$531,652

6

Three Months Ended September 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$200,434	$74,612	$—	$(3,305)	$271,741
United States	142,794	—	—	—	142,794
International	47,715	—	—	—	47,715
	$390,943	$74,612	$—	$(3,305)	$462,250

Day rate/hourly services	$387,660	$74,612	$—	$(791)	$461,481
Other	3,283	—	—	(2,514)	769
	$390,943	$74,612	$—	$(3,305)	$462,250

Nine Months Ended September 30, 2026	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$678,747	$226,348	$—	$(8,888)	$896,207
United States	484,723	—	—	—	484,723
International	129,573	—	—	—	129,573
	$1,293,043	$226,348	$—	$(8,888)	$1,510,503

Day rate/hourly services	$1,274,454	$226,348	$—	$(2,471)	$1,498,331
Shortfall payments/idle but contracted	583	—	—	—	583
Turnkey drilling services	8,453	—	—	—	8,453
Other	9,553	—	—	(6,417)	3,136
	$1,293,043	$226,348	$—	$(8,888)	$1,510,503

Nine Months Ended September 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$615,899	$206,156	$—	$(8,434)	$813,621
United States	401,221	1,722	—	—	402,943
International	148,632	—	—	—	148,632
	$1,165,752	$207,878	$—	$(8,434)	$1,365,196

Day rate/hourly services	$1,152,627	$207,878	$—	$(2,243)	$1,358,262
Shortfall payments/idle but contracted	4,975	—	—	—	4,975
Other	8,150	—	—	(6,191)	1,959
	$1,165,752	$207,878	$—	$(8,434)	$1,365,196

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 59% (2025 – 60%) of consolidated revenue for the nine months ended September 30, 2026 and 44% (2025 – 43%) of consolidated total assets as at September 30, 2026. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

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NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended September 30, 2026	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$454,190	$80,785	$—	$(3,323)	$531,652
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, (gain) loss on asset disposals,and depreciation and amortization	121,470	21,221	(17,575)	—	125,116
Depreciation and amortization	74,013	6,303	2,270	—	82,586
(Gain) loss on asset disposals	(2,164)	(786)	—	—	(2,950)
Foreign exchange	94	1	151	—	246
Finance charges	249	106	12,078	—	12,433
(Gain) loss on investments and other assets	—	—	120	—	120
Income taxes (recovery)	1,685	(13)	9,723	—	11,395
Net earnings (loss) for reportable segments	47,593	15,610	(41,917)	—	21,286
Total assets	2,433,652	251,596	80,645	—	2,765,893
Capital expenditures	78,368	3,438	676	—	82,482

Three Months Ended September 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$390,943	$74,612	$—	$(3,305)	$462,250
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, (gain) loss on asset disposals,and depreciation and amortization	116,860	19,271	(18,499)	—	117,632
Depreciation and amortization	71,337	5,715	2,435	—	79,487
(Gain) loss on asset disposals	(1,714)	(846)	(894)	—	(3,454)
Foreign exchange	315	9	393	—	717
Finance charges	147	94	13,510	—	13,751
(Gain) loss on investments and other assets	(473)	—	379	—	(94)
Income taxes (recovery)	19,315	(141)	14,523	—	33,697
Net earnings (loss) for reportable segments	27,933	14,440	(48,845)	—	(6,472)
Total assets	2,426,270	242,074	132,551	—	2,800,895
Capital expenditures	65,041	4,259	26	—	69,326

8

Nine Months Ended September 30, 2026	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,293,043	$226,348	$—	$(8,888)	$1,510,503
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, (gain) loss on asset disposals,and depreciation and amortization	349,147	52,476	(55,505)	—	346,118
Depreciation and amortization	224,845	17,909	6,840	—	249,594
(Gain) loss on asset disposals	(3,989)	(1,160)	19	—	(5,130)
Foreign exchange	282	2	747	—	1,031
Finance charges	267	325	36,498	—	37,090
(Gain) loss on investments and other assets	(463)	—	1,113	—	650
Income taxes (recovery)	(17,394)	7	42,032	—	24,645
Net earnings (loss) for reportable segments	145,599	35,393	(142,754)	—	38,238
Total assets	2,433,652	251,596	80,645	—	2,765,893
Capital expenditures	208,373	12,675	2,798	—	223,846

Nine Months Ended September 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,165,752	$207,878	$—	$(8,434)	$1,365,196
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, (gain) loss on asset disposals,and depreciation and amortization	364,298	46,693	(47,762)	—	363,229
Depreciation and amortization	205,091	16,938	7,352	—	229,381
(Gain) loss on asset disposals	(7,153)	(4,659)	(939)	—	(12,751)
Foreign exchange	274	27	(834)	—	(533)
Finance charges	536	299	43,533	—	44,368
(Gain) loss on investments and other assets	895	—	636	—	1,531
Income taxes (recovery)	11,265	(496)	45,502	—	56,271
Net earnings (loss) for reportable segments	153,390	34,584	(143,012)	—	44,962
Total assets	2,426,270	242,074	132,551	—	2,800,895
Capital expenditures	171,364	10,491	209	—	182,064

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NOTE 5. LONG-TERM DEBT

		U.S. Denominated Facilities		Canadian Facilities and Translated U.S. Facilities
		September 30,	December 31,	September 30,	December 31,
		2026	2025	2026	2025

Long-Term Debt
Senior Credit Facility:
U.S. Denominated Borrowings	US$	46,000	$80,000	$65,461	$109,809
Canadian Denominated Borrowings		—	—	—	28,000
Unsecured Senior Notes:
6.875% senior notes due 2029		400,000	400,000	569,224	549,044
	US$	446,000	$480,000	634,685	686,853
Less net unamortized debt issue costs				(5,569)	(7,562)
				$629,116	$679,291

	Senior Credit Facility	Unsecured Senior Notes	Debt Issue Costs and Original Issue Discount	Total
Long-term debt December 31, 2025	$137,809	$549,044	$(7,562)	$679,291
Changes from financing cash flows:
Proceeds from Senior Credit Facility	126,130	—	—	126,130
Repayment of Senior Credit Facility	(201,194)	—	—	(201,194)
	62,745	549,044	(7,562)	604,227
Amortization of debt issue costs	—	—	1,993	1,993
Foreign exchange adjustment	2,716	20,180	—	22,896
Long-term debt September 30, 2026	$65,461	$569,224	$(5,569)	$629,116

(a)       Covenants

As at September 30, 2026, Precision was in compliance with the covenants of the Senior Credit Facility.

	Covenant	As at September 30, 2026
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.14
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	10.27
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 6. FINANCE CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Interest:
Long-term debt	$10,874	$12,351	$33,361	$40,063
Lease obligations	980	990	2,939	3,128
Other	133	(118)	280	2
Income	(228)	(291)	(1,483)	(1,202)
Amortization of debt issue costs, loan commitment fees and original issue discount	674	819	1,993	2,377
Finance charges	$12,433	$13,751	$37,090	$44,368

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NOTE 7. SHARE-BASED COMPENSATION PLANS

(a)       Liability Classified Plans

	Restricted Share Units	Performance Share Units	Non-Management Directors’ DSUs	Total
December 31, 2025	$9,220	$17,513	$10,321	$37,054
Expensed during period(1)	5,354	11,041	1,803	18,198
Payments and redemptions	(7,116)	(8,372)	—	(15,488)
Foreign exchange	(26)	(37)	—	(63)
September 30, 2026	$7,432	$20,145	$12,124	$39,701

Current(2)	$5,307	$10,882	$12,124	$28,313
Long-term	2,125	9,263	—	11,388
	$7,432	$20,145	$12,124	$39,701
(1)	Included in General and administrative expenses for the three and nine months ended September 30, 2026 were $4,104 and $12,265, respectively. Included in Operating expenses for the three and nine months ended September 30, 2026 were $1,690 and $5,933, respectively.
(2)	The current portion of the share-based compensation liability is included in Accounts payable and accrued liabilities.

Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans is presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2025	132,279	310,932
Granted	53,657	98,531
Redeemed	(64,585)	(87,001)
Forfeited	(13,277)	(11,636)
September 30, 2026	108,074	310,826

Non-Management Directors – Deferred Share Units Plan

A summary of the activity under the non-management director Deferred Share Unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2025	104,799
Granted	1,013
September 30, 2026	105,812

(b)       Equity Settled Plans

Executive Restricted Share Units Plan

Precision granted Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

	Executive RSUs Outstanding	Weighted Average Fair Value
December 31, 2025	128,430	$81.63
Granted	71,213	122.46
Redeemed	(49,327)	84.68
Forfeited	(3,902)	95.10
September 30, 2026	146,414	$100.24

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Included in net earnings (loss) for the three months and nine months ended September 30, 2026 were expenses of $2 million (2025 – $2 million) and $6 million (2025 – $5 million), respectively.

Non-Management Directors – Deferred Share Unit Plans

A summary of the activity under the non-management director DSU plans is presented below:

Deferred share units	Outstanding- 2012 Plan	Outstanding- 2024 Plan
December 31, 2025	1,470	7,343
Granted	—	6,308
Redeemed	—	(7,280)
September 30, 2026	1,470	6,371

Included in net earnings (loss) for the three and nine months ended September 30, 2026 were expenses of nil (2025 – nil) and $1 million (2025 – $1 million), respectively.

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Shares	Amount
December 31, 2025	12,932,399	$2,238,766
Reversal of share repurchase liability — December 31, 2025	—	10,000
Share repurchase liability — September 30, 2026	—	(8,000)
Settlement of PSUs and RSUs	48,865	4,095
Share options exercised	2,725	279
Share repurchases	(405,621)	(71,217)
Redemption of non-management directors share units	7,280	676
September 30, 2026	12,585,648	$2,174,599

(a)       Normal Course Issuer Bid

For the period ended September 30, 2026, Precision repurchased and cancelled a total of 405,621 (2025 – 767,422) common shares for cash of $47 million (2025 – $54 million) and recorded $1 million (2025 – $1 million) Canadian share buy back tax.

(b)       Automated Share Purchase Plan

Prior to September 30, 2026, Precision entered into an Automated Share Purchase Plan (ASPP) with an independent broker to permit the repurchase of common shares during its internal blackout period. The volume of purchases is determined by the broker in its sole discretion based on purchase price and maximum volume parameters established by the Corporation under the ASPP. The Corporation accrues a liability for purchases estimated to occur during the blackout period based on the parameters of the NCIB and the ASPP. As at September 30, 2026, Precision accrued a liability of $8 million in accounts payable and accrued liabilities with a corresponding decrease to share capital.

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net earnings (loss) attributable to shareholders – basic	$20,917	$(6,761)	$37,098	$44,017
Effect of share options and other equity compensation plans	—	—	—	(580)
Net earnings (loss) attributable to shareholders – diluted	$20,917	$(6,761)	$37,098	$43,437

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	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands)	2026	2025	2026	2025
Weighted average shares outstanding – basic	12,676	13,211	12,845	13,430
Effect of share options and other equity compensation plans(1)	10	—	9	640
Weighted average shares outstanding – diluted	12,686	13,211	12,854	14,070
(1)	For the three months ended September 30, 2026, 105,516 DSUs (2025 – 132,932), all outstanding PSUs (2025 – 414,880) and all outstanding RSUs (2025 – 75,039) were excluded from the calculation as their effect was anti-dilutive. For the nine months ended September 30, 2026, 105,192 DSUs (2025 – nil) and all outstanding PSUs (2025 – nil) and RSUs (2025 – nil) were excluded from the calculation as their effect was anti-dilutive

NOTE 10. CAPITAL COMMITMENTS

At September 30, 2026, Precision had commitments to purchase property, plant and equipment totaling $143 million (2025 – $165 million) with payments expected through 2028.

NOTE 11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest and the interest rate swap is classified as a derivative fair valued through profit or loss. The fair value of the unsecured senior notes at September 30, 2026 was approximately $569 million (December 31, 2025 – $555 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes and interest rate swap is based on Level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 12. CONTINGENCIES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation's interpretation of relevant tax legislation and regulations. The Corporation's management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation's interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation.

In the 2018 to 2023 tax years, Precision deducted certain intercompany dividends received in connection with a preferred share financing. In late July 2026, Precision received a Notice of Reassessment (NOR) from the Canada Revenue Agency (CRA) relating to its 2018 tax year, denying the deduction of such intercompany dividends. In addition to the 2018 NOR, Precision received a proposal from the CRA for the 2019 to 2022 tax years on the same basis, but no reassessments have been received at this time.

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Precision will file a Notice of Objection to the 2018 NOR and intends to vigorously contest the 2018 NOR as well as any additional reassessments that may be issued by the CRA in respect of the intercompany dividends received. The Corporation and its tax advisors reaffirm that the Corporation's tax filing position is appropriate. As such, Precision has not recognized a liability in its unaudited interim consolidated financial statements with respect to the reassessment.

Due to existing tax pools, the CRA's reassessment of the 2018 tax year and anticipated reassessments of the 2019 to 2023 tax years are not expected to impact taxes payable until the 2024 to 2027 tax years. Additional notices of reassessment for subsequent tax years are expected to be issued over the next 24 months. If it is ultimately determined that the Corporation is not entitled to deduct the intercompany dividends, we estimate a maximum tax liability of approximately $155 million, excluding interest.

Once reassessments are issued, Precision will be required to pay 50% of the assessed tax liability and interest, until the issue has been resolved. If Precision is ultimately successful in defending its position, then any taxes and interest paid to the CRA will be refunded plus interest, and if the CRA is successful then any remaining taxes and interest payable will have to be remitted by Precision.

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SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange and NYSE Texas, Inc., under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q3 2026 TRADING PROFILE

Toronto (TSX: PD)

High: $131.13

Low: $101.22

Close: $114.59

Volume Traded: 4,560,768

New York (NYSE: PDS)

High: US$94.58

Low: US$71.92

Close: US$80.58

Volume Traded: 6,806,462

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address

• lost unit certificates

• transfer of shares to another person

• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR+ and is available at www.sedarplus.ca and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

William T. Donovan

Carey T. Ford

Steven W. Krablin

Lori A. Lancaster

Susan M. MacKenzie

Kevin O. Meyers

David W. Williams

OFFICERS

Carey T. Ford

President and Chief Executive Officer

Dustin D. Honing

Chief Financial Officer

Thomas M. Alford

President, Well Servicing

Veronica H. Foley

Chief Legal & Compliance Officer

Shuja U. Goraya

Chief Technology Officer & President, International

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Operating Officer

AUDITORS

PricewaterhouseCoopers LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, T2P 1G1

Canada

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

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